Exhibit 21.1

Subsidiaries of Lifezone Metals Limited

The following list of subsidiaries applies after completion of the Proposed Transactions:

Legal Name	Jurisdiction of Incorporation
Aqua Merger Sub	Cayman Islands
Kabanga Holdings Limited	Cayman Islands
Kabanga Nickel Company Limited	Tanzania
Kagera Mining Company Limited	Tanzania
Kellplant (Pty) Limited	South Africa
Kelltech Limited	Mauritius
Kelltechnology South Africa (RF) (Pty) Limited	South Africa
Lifezone Holdings Limited	Isle of Man
Lifezone Limited	Isle of Man
LZ Services Limited	United Kingdom
Metprotech Pacific Pty Limited	Australia
Romanex International Limited	Canada
Tembo Nickel Corporation Limited	Tanzania
Tembo Nickel Mining Company Limited	Tanzania
Tembo Nickel Refining Company Limited	Tanzania